SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D


                 Under the Securities Exchange Act of 1934


                          Apropos Technology, Inc.
---------------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, Par Value $0.01 Per Share
---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 038334108
---------------------------------------------------------------------------
                               (CUSIP Number)

                              Tim R. Sensenig
                            New Meadows Capital
                        18809 Cox Avenue, Suite 250
                             Saratoga, CA 95070
                                408-374-1200

                                  Copy to:

                            Kenton J. King, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                           525 University Avenue
                        Palo Alto, California 94301
                                650-470-4500
---------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                             November 15, 2001
---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box | |.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D

CUSIP No.   038334108                                  Page 2 of 10 Pages

------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Robert L. Batdorf
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [x]
                                                                (b) [ ]

------------------------------------------------------------------------------
    3      SEC USE ONLY

------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           PF
------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                            | |

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
      SHARES           -------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                              857,100
     OWNED BY          -------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             149,300
    REPORTING          -------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             0
       WITH
------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            857,100
------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                  | |

------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           (Rounded to the nearest tenth)
           5.2%
------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           IN
------------------------------------------------------------------------------




                                SCHEDULE 13D


CUSIP No.        038334108                         Page 3 of 10 Pages

------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Tim R. Sensenig
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [x]
                                                                 (b) [ ]

------------------------------------------------------------------------------
    3      SEC USE ONLY


------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           PF
------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                  | |

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
      SHARES
                    ----------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                              857,100
     OWNED BY
                    ----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             235,300
    REPORTING
                    ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             0
       WITH
------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            857,100
------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                           | |


------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           (Rounded to the nearest tenth)
           5.2%
------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           IN
------------------------------------------------------------------------------




                                SCHEDULE 13D


CUSIP No.        038334108_                             Page 4 of 10 Pages

------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Robert E. Cawthorn
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                            (a) [x]
                                                            (b) [ ]

------------------------------------------------------------------------------
    3      SEC USE ONLY


------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           PF
------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                        | |

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           England
------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
      SHARES
                    ----------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                              857,100
     OWNED BY
                    ----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             198,280
    REPORTING
                    ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             0
       WITH
------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            857,100
------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                          |  |

------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           (Rounded to the nearest tenth)
           5.2%

------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           IN
------------------------------------------------------------------------------



                                SCHEDULE 13D

CUSIP No.        038334108_                          Page 5 of 10 Pages

------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Robert T. Vasan
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a) [x]
                                                                  (b) [ ]

------------------------------------------------------------------------------
    3      SEC USE ONLY


------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           PF
------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                              | |

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
------------------------------------------------------------------------------

                       7     SOLE VOTING POWER
    NUMBER OF
                             0
      SHARES
                    ----------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                              857,100
     OWNED BY
                    ----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             73,000
    REPORTING
                    ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             0
       WITH
------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            857,100
------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                          |  |


------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           (Rounded to the nearest tenth)
           5.2%
------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           IN
------------------------------------------------------------------------------




                                SCHEDULE 13D


CUSIP No.        038334108_                         Page 6 of 10 Pages

------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           David Cairns
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                            (a) [x]
                                                            (b) [ ]


------------------------------------------------------------------------------
    3      SEC USE ONLY


------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           PF
------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                             |  |

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           England
------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
      SHARES
                    ----------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                              857,100
     OWNED BY
                    ----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             201,220
    REPORTING
                    ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             0
       WITH
------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            857,100
------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                      | |


------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           (Rounded to the nearest tenth)
           5.2%
------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           IN
------------------------------------------------------------------------------

The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 1.  Security and Issuer.

         This Statement on Schedule 13D (this "Schedule 13D" or this "Statement") relates to the Common Stock (the "Common Stock" or "Shares") of Apropos Technology, Inc., an Illinois Corporation (the "Company"). The address of the Company's principal executive offices is One Tower Lane, 28th Floor, Oakbrook Terrace, Illinois 60181.

Item 2.  Identity and Background

         1.       (a)      Robert L. Batdorf
                  (b)      Residential Address:      707 Warren Street
                                                     Reading, PA 19601-1336

                  (c)      Mr. Batdorf is an individual investor.

         2.       (a)      Tim R. Sensenig
                  (b)      Business Address:         c/o New Meadows Capital
                                                     18809 Cox Avenue, Suite 250
                                                     Saratoga, CA 95070

                  (c) Mr. Sensenig is a venture capitalist and is currently a general partner in New Meadows Capital, a venture capital fund, at the above address.

         3.       (a)      Robert E. Cawthorn

                  (b)      Business Address:36 South Road Warwick/WK02
                           Bermuda

                  (c) Mr. Cawthorn is an individual investor and is currently self-employed at the above address.

         4.       (a)      Robert T. Vasan

                  (b)      Residential Address:  2800 Sand Hill Road, Suite 250
                                                 Menlo Park, CA 94025-7076

                  (c) Mr. Vasan is a venture capitalist and is currently a general partner in Mayfield Fund, a venture capital fund, at the above address.

         5.       (a)      David Cairns

                  (b)      Business Address:     c/o Bank Sarasin & Co.
                                                 Elisabethsenstrasse 62/CH4002
                                                 Basel, Switzerland

                  (c) Mr. Cairns is an individual investor and is currently self-employed at the above address.

         (d) - (e): None of the persons herein listed ("Reporting Persons") has been convicted in a criminal proceeding during the last five years. None of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws was issued or a finding of any violation with respect to such laws was made.

         (f): All of the Reporting Persons are citizens of the United States, except that Mssrs. Cawthorn and Cairns are citizens of England.

Item 3.  Source and Amount of Funds or Other Consideration.

         All of the Shares listed under this Scheduled 13D were purchased with personal funds of the respective Reporting Persons with sole dispositive power with respect to such Shares.

Item 4.  Purpose of the Transaction.

         The Reporting Persons intend to continuously review their investment in the Company and may in the future change their course of action and decide to pursue one of the alternatives set forth below. In particular, the Reporting Persons may acquire additional Shares in the open market, in privately negotiated transactions, or otherwise. Alternatively, while it is not the present intention of the Reporting Persons to do so, the Reporting Persons may determine to dispose of some or all of their Shares in the open market, in privately negotiated transactions to one or more purchasers, or otherwise. In reaching any conclusions as to the foregoing, the Reporting Persons will take into consideration various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Shares, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to the Reporting Persons,

         On several occassions commencing on October 10, 2001, the Reporting Persons held discussions with individual members of the Board of Directors in which the Reporting Persons requested that the Board of Directors take action to cause one or more of the Reporting Persons to be elected to the Board of Directors. The Board of Directors has informed the Reporting Persons that it is currently contemplating such actions.

         In addition to seeking representation on the Board of Directors, the Reporting Persons may, from time to time, contact management of the Company, members of the Board of Directors, representatives of the Company, or other persons interested in the Company, for the purpose of discussing and influencing the strategic direction and management of the business affairs of the Company.

         Except as set forth above, as of the date hereof none of the Reporting Persons has any plans or proposals, which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date of this Statement, the Reporting Persons hold, in the aggregate, 857,100 Shares. The Reporting Persons have agreed that, in the event that one or more of the Reporting Persons shall seek election to the Board of Directors of the Company (such person or persons, the "Shareholder Nominees"), the Reporting Persons will agree on which of their number shall be the Shareholder Nominees, and thereafter, each Reporting Person shall take all action to cause such Shareholder Nominees to be put before a vote of the shareholders of the Company at any annual or special meeting, and at such annual or special meeting, to vote all Shares then held by such Reporting Persons "FOR" the election of the Shareholder Nominees. The percentage of shares held by the Reporting Persons is 5.2%.

         (b) The information contained in table form in Rows 7 through 11 on each of pages 2 through 5 hereof which relate to beneficial ownership, voting and disposition of shares is hereby incorporated by reference.

         (c) See Exhibit 2, which is hereby incorporated by reference.

         (d)-(e) Inapplicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as described above, to each Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

The following documents are each incorporated by reference herein.

(1) Joint Filing Agreement, dated as of November 20, 2001 by and between Robert L Batdorf, Tim R. Sensenig, Robert E. Cawthorn, Robert T. Vasan, and David Cairns.

(2) Table showing Transactions in Shares effected by Reporting Persons During Past 60 Days.



                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            November 20, 2001
                                            -----------------
                                                  (Date)


                                         /s/Robert L. Batdorf
                                        -------------------------------
                                               (Signature)


                                            Robert L. Batdorf
                                            -----------------
                                               (Name/Title)


                                        -------------------------
                                            November 20, 2001
                                            -----------------
                                                  (Date)


                                            /s/Tim R. Sensenig
                                            ------------------
                                               (Signature)

                                             Tim R. Sensenig
                                             ---------------
                                               (Name/Title)


                                        -------------------------
                                            November 20, 2001
                                            -----------------
                                                  (Date)


                                        /s/ Robert E. Cawthorn
                                        ------------------------------
                                               (Signature)


                                            Robert E. Cawthorn
                                            ------------------
                                               (Name/Title)


                                        ------------------------------------
                                            November 20, 2001
                                            -----------------
                                                  (Date)


                                        /s/ Robert T. Vasan
                                        ----------------------------------
                                               (Signature)


                                             Robert T. Vasan
                                             ---------------
                                               (Name/Title)


                                        ------------------------------------
                                            November 20, 2001
                                            -----------------
                                                  (Date)


                                        /s/David Cairns
                                        ---------------------------
                                               (Signature)


                                               David Cairns
                                               ------------
                                               (Name/Title)


EXHIBIT 1

                          JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01, of Apropos Technology, Inc.; and further agree that this Joint Filing Agreement be included as Exhibit 1. In evidence thereof, the under signed hereby execute this Agreement this 20th day of November, 2001.


                                             By: /s/ Robert L. Batdorf
                                                 -----------------------------
                                             Robert L. Batdorf


                                             By: /s/Tim R. Sensenig
                                                 -----------------------------
                                             Tim R. Sensenig


                                             By: /s/Robert E. Cawthorn
                                                 -----------------------------
                                             Robert E. Cawthorn


                                             By: /s/Robert T. Vasan
                                                 -----------------------------
                                             Robert T. Vasan


                                             By: /s/David Cairns
                                                 -----------------------------
                                             David Cairns



EXHIBIT 2

                TRANSACTIONS IN SHARES EFFECTED BY REPORTING
                        PERSONS DURING PAST 60 DAYS

Name                       Nature of Transaction*       Date of Transaction    Number of      Price per
                                                            (Trade Date)         Shares          Share

Robert Batdorf

                           Purchase                        9/21/01              4,500          1.25
                           Purchase                        9/24/01              20,100         1.1937310
                           Purchase                        9/26/01              4,800          1.26
                           Purchase                        9/27/01              4,600          1.22
                           Purchase                        10/09/01             19,500         1.0588
                           Purchase                        10/11/01             13,400         1.11
                           Purchase                        10/26/01             1,500          1.4496
                           Purchase                        10/31/01             6,100          1.4873130
                           Purchase                        11/06/01             5,000          1.4964
                           Purchase                        11/07/01             17,800         1.5062130
                           Purchase                        11/09/01             15,000         1.54136
                           Purchase                        11/12/01             5,900          1.70
                           Purchase                        11/13/01             14,900         1.9673350
                           Purchase                        11/14/01             7,500          1.9039
                           Purchase                        11/14/01             3,700          2.0198910
                           Purchase                        11/15/01             5,000          2.13652

Tim R. Sensenig
                           Purchase                        9/05/01              52,600         1.6345430
                           Purchase                        9/06/01              10,000         1.60
                           Purchase                        9/07/01              42,000         1.4633330
                           Purchase                        9/10/01              7,000          1.3733330
                           Purchase                        9/10/01              20,000         1.3733330
                           Purchase                        9/19/01              7,800          1.21
                           Purchase                        9/20/01              500            1.30
                           Purchase                        9/25/01              3,500          1.25
                           Purchase                        9/25/01              1,400          1.25
                           Sale                            10/01/01             5,000          1.15
                           Sale                            10/03/01             4,000          1.00
                           Sale                            10/10/01             2,500          1.06
                           Purchase                        10/16/01             2,700          1.1099250
                           Purchase                        10/29/01             10,300         1.4852230
                           Sale                            10/29/01             3,000          1.4517660
                           Purchase                        11/01/01             29,900         1.7221270
                           Sale                            11/01/01             500            1.73
                           Purchase                        11/02/01             17,200         1.5872090
                           Purchase                        11/05/01             2,700          1.5854250
                           Sale                            11/05/01             2,700          1.6237030
                           Purchase                        11/13/01             17,100         1.9903150
                           Purchase                        11/16/01             20,000         2.237
                           Purchase                        11/20/01             400            1.75
                           Purchase                        11/21/01             7,900          1.92

David Cairns
                           Purchase                        10/02/01             145,100        .95
                           Purchase                        10/04/01             56,120         .9998870

Robert Cawthorn
                           Purchase                        10/03/01             92,200         .92621
                           Purchase                        10/04/01             56,080         .9998870
                           Purchase                        10/05/01             14,500         1.0368960
                           Purchase                        10/08/01             32,500         1.06
                           Purchase                        10/09/01             3,000          1.0588

Robert T. Vasan
                           Purchase                        10/17/01             8,200          1.1499510
                           Purchase                        10/24/01             38,600         1.3194760
                           Purchase                        10/30/01             12,500         1.43
                           Purchase                        10/31/01             13,700         1.4873130

------------------

*Except as otherwise indicated, all transactions were effected by ordinary broker's transactions on the Nasdaq National Market.